02050362

AUG 8 2002

1086

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

Dated as of August 8, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

PROCESSED
AUG 13 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated May 20, 2002;
2. Press Release, dated August 6, 2002; and
3. Press Release, dated August 8, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

STEFAN ALBERTSSON APPOINTED TO NETIA HOLDINGS MANAGEMENT BOARD

WARSAW, Poland – May 20, 2002 – Netia Holdings SA (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced the appointment of Stefan Albertsson, Marketing and Products Director, to the Management Board, effective June 1, 2002.

Stefan Albertsson's role will be to strengthen Netia's marketing efforts to penetrate the corporate, SME and residential customer segments, and to support the successful development of Netia's products, services and brand. Mr. Albertsson's experience in the telecommunications industry spans more than ten years, including, marketing, sales and customer service positions at Netia, Telia and Eircom. From 1996 to 1999, he served in various management positions at Netia Telekom. Following a 15-month stint at Eircom, where he was responsible for the development and implementation of the company's CRM (Customer Relationship Management) strategy, he returned to Netia Telekom as Marketing and Products Director in August 2001.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, it Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, and its Current Report on Form 6-K filed with the Commission on May 7, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA HOLDINGS S.A. CALLS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR AUGUST 30, 2002

WARSAW, Poland – August 6, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ/NTIDQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it will hold an Extraordinary General Meetings of Shareholders in Warsaw on August 30, 2002 to adopt resolutions on extending the term of certain members of its Supervisory Board.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA MAKES ANNOUNCEMENT ON ITS POLISH ARRANGEMENT PROCEEDING

WARSAW, Poland – August 8, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ/NTIDQ; WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the court hearings in Poland regarding the arrangement proceeding for Netia Holdings S.A. were closed today. The court has indicated that it will announce its decision with respect to Netia Holdings S.A.'s arrangement proceeding on August 9, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, its Current Report on Form 6-K filed with the Commission on August 2, 2002, and its Current Reports on Form 6-K filed with the Commission on August 6, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2002

NETIA HOLDINGS S.A.

By: ________________________
Name: Kjell-Ove Blom
Title: acting President

By: ________________________
Name: Avraham Hochman
Title: VP Finance